UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Name of issuer: Freelancers, LLC

Legal status of issuer
     Form: Limited liability company
     Jurisdiction of Incorporation/Organization: Utah
     Date of organization: October 30, 2020

Physical address of issuer: 485 S 2470 W, Provo, Utah 84601

Website of issuer: https://www.angel.com/watch/freelancers

Current number of employees: 2

	Most recent fiscal year-end 2022	Prior fiscal year-end 2021
Total Assets	$22,063.64	$28,052.09
Cash & Cash Equivalents	$22,063.64	$4,341.29
Accounts Receivable	$3,681.86	$0.00
Short-Term Debt	$0.00	$0.00
Long-Term Debt	$0.00	$0.00
Revenues/Sales	$41,766.02	$0.00
Cost of Goods Sold	$30,893.86	$821,980
Taxes Paid	$100.00	$0.00
Net Income	-$10,329.74	$32,393.00

FINANCIAL STATEMENT (See attachment)

OFFICERS AND DIRECTORS

Mallory Everton - Project Manager at JK Studios for last 4 years (November 2018- present)
Natalie Madsen - CEO and Manager at JK Studios for last 3 years (November 2018- present)
JK Studios?

    <u>Mallory Everton</u>
    Employer: JK! Studios LLC
    Business of Employer: Media/Creative Company
    Employer's Principal Business: 2562 West 500 South, Provo, Utah 84601
    Dates of Service: August 2018 – Present
    Responsibilities: Show runner, writer, actress

    Employer: BYU Broadcasting
    Business of Employer: Media Network
    Employer's Principal Business: 4000 West 600 East, Provo, Utah 84602
    Dates of Service: April 2012 – August 2018
    Responsibilities: Writer, actress

    <u>Natalie Madsen</u>
    Employer: JK! Studios LLC
    Business of Employer: Media/Creative Company
    Employer's Principal Business: 2562 West 500 South, Provo, Utah 84601
    Dates of Service: November 2018 – Present
    Responsibilities: Writer, actress

BENEFICIAL OWNERS

Name of Holder	No. and Class of Securities	% of Voting Power
Mallory Everton	2,247,000 Common Units	71.33%

ISSUER DESCRIPTION AND BUSINESS PLAN

Freelancers, LLC was formed as a Utah limited liability company on October 30, 2020 solely to continue production of a television web series entitled "Freelancers" (the "<u>Series</u>"), which is being distributed through online video streaming services, television, and home video. The story ideas and concepts upon which the Series is based were created by Mallory Everton, who received a 70.00% ownership interest of Common Units in the Company, and JK! Studios LLC, a Utah limited liability company ("<u>JK! Studios</u>") who received a 13.33% ownership interest of Common Units in the Company, in exchange for all of their rights in and to the Series intellectual property, including story ideas and concepts.

We intend to use the proceeds from this Offering to fund the development and production of a second season of the Series.

In 2022 continued the marketing and developing a YouTube distribution strategy, including NFT and merch sales along with each episode. Once we find a revenue stream that shows a reasonable indication of profitability, we hope to raise and create further seasons in the future.

A discussion of the material factors that make an investment in the issuer speculative or risky.

The Company's assumptions concerning future operations may not be realized.
The Company's goal is to produce a commercially profitable tv show series using a production budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, etc.
Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing the Series. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing the Series.

Investors will own non-voting preferred units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to hold 100% of the control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of, developing, producing and distributing the Series. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund development and production of the Series. If and when production of the Series commences, no assurance can be given that the Series will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a tv show, and the competitive environment in which the

Company intends to operate. The Company may not address successfully any of these risks. If the Company does not address successfully these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single television series and the Company is unable to diversify its investment to reduce its risk of failure.

The Series will be the only tv show series that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of the Series. Because the Company will have only one asset, the Series, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the Series is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing shows. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other tv shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from the Series. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Because the tv show/film business is highly speculative, the Company may never achieve profitability.

The tv show/film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any tv show since the revenues derived from the production and distribution of a tv show primarily depend on its acceptance by the public which cannot be predicted. The commercial success of a tv show also depends on the quality and acceptance of competing shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the Series will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the Series. Accordingly, there is a substantial risk that the Series will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the Series or realize revenues or profits from the sale of the Series.
The Series will be subject to the risks associated with the production and distribution of television series.

Although the production of the first season of the Series was completed, the Company cannot guarantee that production of the second season of the Series will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

The Series has a license agreement to distribute the Series through Angel Studios, Inc. Angel Studios is still relatively new in the distribution space and there is no guarantee that Angel Studios will be able to successfully market our project to their audience or to build new audiences for our project.

It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of the production of the Series.

Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The Series may not succeed if it receives unfavorable reviews.

The financial success of a television series, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Series. To the extent that the Series receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged.

The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The Series' production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the Series and cause delays, all of which may increase the cost of production of the Series and decrease the likelihood of being able to complete the Series, which would have an adverse effect on the Company's business and prospects.

Additionally, changing circumstances may require the Series to use and change actors than those originally used in the first season of the Series, which may cause viewers to fall out of grace with the Series.

Even if we are financially successful at generating revenue, our business plan is to reinvest revenue into the production of future seasons. Any of the risks that appear to have been mitigated by the successful creation and distribution of a single season maintain their relevance due to the uncertainties of future seasons and the market at the time of their production and distribution.

CAPITAL STRUCTURE

A description of the transfer restrictions.
Rule 501 limitations have expired on all outstanding units of the company. The shares continue to have transfer restrictions based on Section 7 of the Operating Agreement that limits transfers that require Manager approval and give the Company and other Members a first right of refusal on any transfer.

DEBTS
NA

EXPEMPT OFFERINGS (past 3 years): NA

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	10,000,000	3,210,000	Yes	
Preferred Units	2,000,000	1,120,991	No	Preferred return before distributions to Common Unit holders

Preferred Unit holders are not entitled to vote on any matter or to call for an annual or special members meeting. The investors have no voting or control over any Company matters, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

The value of securities may be determined arbitrarily through the Company management more related to the Company's needs for production expenses and not based on traditional methods of valuation.

An investor may not transfer their units in the Company without prior approval and the Company and other members have rights of first refusal to purchase any proposed transfer of units prior to the investor being able to sell such units to a third-party.

AFFILIATE LARGE TRANSACTIONS

The company has not engaged in any large transactions or proposed transactions that exceed five percent of the aggregate raised with Reg CF over the preceding 12 months.

COMPLIANCE

This Form C-AR was filed late.

FINANCIAL DESCRIPTION OF ISSUER

Over 2022, the Company completed its distribution plans for Season 2 of the Show. We hired Angel Studios to manage the distribution of the Show, including assisting in the creation and distribution of merchandise. We used our pre-existing audience and channels of communication to market the Show and all the affiliated products. We continue to work with Angel Studios on monitoring the success of distribution efforts and for the most part we do not incur any ongoing expenses. We are currently not in the process of developing further seasons of the Show and so our overall expenses are very low.

FINANCIAL STATEMENTS

Please see the attached financials which have not been reviewed or audited.

ATTESTATION

"I, Natalie Madsen, certify that the financial statements of Freelancers LLC included in this Form are true and complete in all material respects.

/s/ Natalie Madsen, Executive Producer
04-30-2025